Exhibit 99.1
ASCENDIS PHARMA A/S
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three Months Ended March 31, 2022 and 2021	2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of March 31, 2022 and December 31, 2021	3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at March 31, 2022 and 2021	4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Three Months Ended March 31, 2022 and 2021	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss
and Comprehensive Income / (Loss) for the Three Months Ended March 31

		Three Months Ended March 31
	Notes	2022	2021

		(EUR’000)
Statement of Profit or Loss
Revenue	5	6,828	746
Cost of sales		4,246	—

Gross profit / (loss)		2,582	746
Research and development costs		83,193	88,149
Selling, general, and administrative expenses		47,418	37,247

Operating profit / (loss)		(128,029)	(124,650)
Share of profit / (loss) of associate		(4,873)	28,106
Finance income		13,044	34,430
Finance expenses		5,399	869

Profit / (loss) before tax		(125,257)	(62,983)
Tax on profit / (loss) for the period		(241)	191

Net profit / (loss) for the period		(125,498)	(62,792)

Attributable to owners of the Company		(125,498)	(62,792)

Basic and diluted earnings / (loss) per share		€(2.21)	€(1.17)
Number of shares used for calculation (basic and diluted) (1)		56,720,063	53,759,952

		(EUR’000)
Statement of Comprehensive Income
Net profit / (loss) for the period		(125,498)	(62,792)
Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		425	1,842

Other comprehensive income / (loss) for the period, net of tax		425	1,842

Total comprehensive income / (loss) for the period, net of tax		(125,073)	(60,950)

Attributable to owners of the Company		(125,073)	(60,950)

(1)
As of March 31, 2022, a total of 7,060,788
 warrants outstanding, each carrying the right to subscribe for one ordinary share, and 575,000
 senior convertible notes which can potentially be converted into 3,456,785 ordinary shares, can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Similarly, a total of 6,109,942 warrants outstanding as of March 31, 2021, are also considered antidilutive for the periods presented and have not been included in the calculation. The weighted average number of shares takes into account the weighted average effect of changes in treasury shares during the period
.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	March 31, 2022	December 31, 2021

		(EUR’000)
Assets
Non-current assets
Intangible assets		5,161	5,272
Property, plant and equipment		127,678	126,049
Investment in associate		35,023	38,345
Other receivables	10	1,822	1,808
Marketable securities	10	86,487	107,561

		256,171	279,035

Current assets
Inventories		92,436	75,405
Trade receivables	10	5,808	2,200
Income tax receivables		1,072	893
Other receivables	10	15,071	20,093
Prepayments		27,994	25,231
Marketable securities	10	223,055	235,797
Cash and cash equivalents	10	755,643	446,267

		1,121,079	805,886

Total assets		1,377,250	1,084,921

Equity and liabilities
Equity
Share capital	8	7,649	7,646
Distributable equity		665,167	875,989

		672,816	883,635

Non-current liabilities
Borrowings	10	464,736	97,966
Derivative liabilities	10	141,379	—
Contract liabilities		2,964	2,964

		609,079	100,930

Current liabilities
Borrowings	10	8,926	6,995
Contract liabilities		265	2,601
Trade payables and accrued expenses	10	70,683	59,417
Other liabilities		12,536	29,952
Income taxes payable		499	198
Provisions		2,446	1,193

		95,355	100,356

Total liabilities		704,434	201,286

Total equity and liabilities		1,377,250	1,084,921

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

	Share Capital	Distributable Equity					Total
		Share Premium	Treasury Shares	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit

	(EUR’000)
Equity at January 1, 2022	7,646	2,107,739	(21,605)	3,779	199,931	(1,413,855)	883,635

Loss for the period	—	—	—	—	—	(125,498)	(125,498)
Other comprehensive income/(loss), net of tax	—	—	—	425	—	—	425

Total comprehensive income/(loss)	—	—	—	4,204	—	(125,498)	(125,073)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	—	19,968	—	19,968
Acquisition of treasury shares	—	—	(106,099)	—	—	—	(106,099)
Capital increase	3	382	—	—	—	—	385

Equity at March 31, 2022	7,649	2,108,121	(127,704)	4,204	219,899	(1,539,353)	672,816

		Distributable Equity
	Share Capital	Share Premium	Treasury Shares	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total

	(EUR’000)
Equity at January 1, 2021	7,217	1,728,747	—	(76)	133,101	(1,030,278)	838,711

Loss for the period	—	—	—	—	—	(62,792)	(62,792)
Other comprehensive income / (loss), net of tax	—	—	—	1,842	—	—	1,842

Total comprehensive income / (loss)	—	—	—	1,842	—	(62,792)	(60,950)

Transactions with Owners				—
Share-based payment (Note 7)	—	—	—	—	23,076	—	23,076
Capital increase	11	1,971	—	—	—	—	1,982

Equity at March 31, 2021	7,228	1,730,718	—	1,766	156,177	(1,093,070)	802,819

Unaudited Condensed Consolidated Interim Cash Flow Statements for the
Three Months Ended March 31

	Three Months Ended March 31,
	2022	2021

	(EUR’000)
Operating activities
Net profit / (loss) for the period	(125,498)	(62,792)
Reversal of finance income	(13,044)	(34,430)
Reversal of finance expenses	5,399	869
Reversal of tax charge	241	(191)
Increase/(decrease) in provisions	1,215	—
Adjustments for non-cash items:
Non-cash consideration relating to revenue	(632)	(577)
Share of profit / (loss) of associate	4,873	(28,106)
Share-based payment	19,968	23,076
Depreciation	4,304	3,603
Amortization	111	111
Changes in working capital:
Inventories	(17,031)	—
Receivables	(2,407)	110
Prepayments	(2,728)	(1,329)
Contract liabilities (deferred income)	(2,338)	(109)
Trade payables, accrued expenses and other payables	(4,338)	17,573

Cash flows generated from / (used in) operations	(131,905)	(82,192)
Finance income received	1,848	975
Finance expenses paid	(610)	(374)
Income taxes received / (paid)	(121)	(28)

Cash flows from / (used in) operating activities	(130,788)	(81,619)

Investing activities
Investment in associate	—	(10,187)
Acquisition of property, plant and equipment	(3,818)	(4,025)
Reimbursement from acquisition of property, plant and equipment	3,794	—
Development expenditures (software)	—	(530)
Purchase of marketable securities	(26,311)	(39,444)
Settlement of marketable securities	64,877	24,069

Cash flows from / (used in) investing activities	38,542	(30,117)

Financing activities
Payment of principal portion of lease liabilities	(1,950)	(1,962)
Net proceeds from convertible senior notes	504,454	—
Proceeds from exercise of warrants	385	1,982
Acquisition of treasury shares, net of transaction costs	(105,154)	—

Cash flows from / (used in) financing activities	397,735	20

Increase / (decrease) in cash and cash equivalents	305,489	(111,716)

Cash and cash equivalents at January 1	446,267	584,517
Effect of exchange rate changes on balances held in foreign currencies	3,887	22,246

Cash and cash equivalents at March 31	755,643	495,047

Cash and cash equivalents include:
Bank deposits	754,497	495,047
Short-term marketable securities	1,146	—

Cash and cash equivalents at March 31	755,643	495,047

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Note 1—General Information
Ascendis Pharma A/S, together with its subsidiaries, is applying its innovative TransCon technologies to build a leading, fully integrated, global biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our”, refer to Ascendis Pharma A/S and its subsidiaries.
The address of the Company’s registered office is Tuborg Boulevard 12,
DK-2900,
Hellerup, Denmark.
On February 2, 2015, the Company completed an initial public offering which resulted in the listing of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.
The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on May 11, 2022.
Note 2—Summary of Significant Accounting Policies
Basis of Preparation
The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2021, and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”) and as adopted by the European Union (the “EU”).
The accounting policies applied are consistent with those of the previous financial year. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2021. In addition, the accounting policy for convertible senior notes applied for the first time in this reporting period, is described below.
The preparation of financial statements in conformity with IFRS requires the use of certain significant accounting estimates and requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3, “Significant Accounting Judgements and Estimates”.
Convertible Senior Notes
Convertible senior notes (“convertible notes”) are separated into a financial liability and an embedded derivative component based on the terms and conditions of the contract. The embedded derivative component is accounted for separately if this is not deemed closely related to the financial liability.
The convertible notes include an embedded equity conversion option which is not deemed closely related to the financial liability, and initially recognized and measured separately at fair value as derivative liabilities based on the stated terms upon issuance of the convertible notes. The conversion option is classified as a foreign currency conversion option and thus not convertible into a fixed number of shares for a fixed amount of cash. Accordingly, the conversion option is subsequently recognized and measured as a derivative liability at fair value through profit or loss, with any subsequent remeasurement gains or losses recognized as part of financial income or expenses.
In addition, the convertible notes include a redemption option, which entitle the Company to redeem the notes at a cash amount equal to the principal amount of the convertible notes, plus accrued and unpaid interest. The redemption option is closely related to the financial liability, and not separately accounted for. The initial carrying amount of the financial liability component including the redemption option is the residual amount of the proceeds, net of transaction costs, after separating the derivative component.
Transaction costs are apportioned between the financial liability and derivative component based on the allocation of proceeds when the instrument is initially recognized. Transaction costs apportioned to the financial liability component form part of the effective interest and are amortized over the expected lifetime of the liability. Transaction costs allocated to the derivative component are expensed as incurred.
The financial liability is subsequently measured at amortized cost until it is extinguished on conversion, optional redemption or upon repayment at maturity. The financial liability is presented as part of borrowings on the statement of financial position.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

New International Financial Reporting Standards Not Yet Effective
The IASB has issued a number of new or amended standards, which have not yet become effective or have not yet been adopted by the EU. Therefore, these new standards have not been incorporated in these unaudited condensed consolidated interim financial statements.
Amendments to IAS 1, “Classification of Liabilities as Current or
Non-current”
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, “Presentation of Financial Statements”, to specify the requirements for classifying liabilities as current or non-current.
The amendments clarify:

•	What is meant by a right to defer settlement;

•	That a right to defer must exist at the end of the reporting period;

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.
If approved by the EU, the amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The amendments are expected to require the convertible notes (presented as part of borrowings on the statement of financial position) and derivative liabilities, presented as non-current
liabilities at March 31, 2022, to be presented as current liabilities. On March 31, 2022, the carrying amount of convertible notes and derivative liabilities were €365.6 million and €141.4 million, respectively.
The consolidated financial statements are not expected to be affected by other new or amended standards.
Note 3—Significant Accounting Judgements and Estimates
In the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Judgements, estimates and assumptions applied are based on historical experience and other factors that are relevant, and which are available at the reporting date. Uncertainty concerning estimates and assumptions could result in outcomes, that require a material adjustment to assets and liabilities in future periods.
The unaudited condensed consolidated interim financial statements do not include all disclosures for significant accounting judgements, estimates and assumptions, that are required in the annual consolidated financial statements, and therefore, should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2021.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. While the application of critical accounting estimates is subject to material estimation uncertainties, management’s ongoing revisions of critical accounting estimates and underlying assumptions have not revealed any material impact in any of the periods presented in the unaudited condensed consolidated interim financial statements.
Other than as set out below, there have been no other changes to the application of significant accounting judgements, or estimation uncertainties regarding accounting estimates compared to December 31, 2021.
Valuation of Embedded Derivatives
Foreign currency conversion options, embedded in the convertible notes, are accounted for separately as derivative liabilities at fair value through profit or loss.
Fair value cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by use of valuation techniques in form of the Black-Scholes Option Pricing model. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model (Level 3 in the fair value hierarchy). These inputs include volatility of the Company’s share price for a historic period, reflecting the assumption that the historical volatility is indicative of a period similar to the expected lifetime of the options.
Changes in assumptions relating to these factors could affect the reported fair value of derivative liabilities.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 4—Significant Events in the Reporting Period
COVID-19
Pandemic
The
COVID-19
pandemic has affected countries where we are operating, where we have planned or have ongoing clinical trials, and where we rely on third-parties to manufacture preclinical, clinical and commercial supply.
COVID-19
did not have a direct material impact on the unaudited condensed consolidated interim financial statements.
Conflict in the Region Surrounding Ukraine and Russia
The ongoing conflict in the region surrounding Ukraine and Russia has impacted our ability to continue clinical trial activities in those countries. The conflict did not have a direct material impact on the unaudited condensed consolidated interim financial statements.
Leases
An additional facility lease in Germany with an enforceable lease term of four years commenced in January 2022, and an
 initial lease liability and corresponding
right-of-use
asset of €2.3 million
 was recognized
. In addition, in February 2022, the Company entered into a facility lease in Germany with an enforceable lease term of 15 years, which is expected to commence in 2025. Subject to changes in
terms and conditions and development in interest rates, an initial lease liability and corresponding right-of-use
asset of €55.2 million is expected to be recognized at the commencement date.
Convertible Senior Notes Offering
On March 29, 2022 (trade date, March 25, 2022), the Company issued an aggregate principal amount of $575.0 million of fixed rate 2.25% convertible notes. The net proceeds from the offering were $557.9 million (€503.3 million), after deducting the initial purchasers’ discounts and commissions and estimated offering expenses.
Further details are disclosed in Note 10, “Financial
Assets and Financial Liabilities
”.
Acquisition of Treasury Shares
The Company used $116.7 million (€105.2 million) of the net proceeds from the offering of the convertible notes to repurchase 1,000,000 ADSs representing the Company’s ordinary shares. Total holding of treasury shares is disclosed in Note 9, “Treasury Shares”.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 5—Revenue
Revenue from commercial sale of products relates to sale of SKYTROFA
®
(lonapegsomatropin-tcgd) on the U.S. market, which is sold to specialty pharmacies and specialty distributors (“commercial customers”). Customer payment terms are typically 30 days from the transaction date. SKYTROFA (lonapegsomatropin-tcgd) was approved by the U.S. Food and Drug Administration on August 25, 2021, and the Company began shipping products to commercial customers in the fourth quarter of 2021.
In addition, other revenue is generated primarily from three license agreements, which were entered into in 2018. The licenses grant VISEN Pharmaceuticals (“VISEN”) exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China. As consideration for the granting of such rights, the Company received up-front,
non-refundable,
non-cash
consideration of $40.0 million in the form of 50% ownership in VISEN. At the reporting date, the Company retains approximately 44% of VISEN’s issued and outstanding shares.

	Three Months ended March 31,
	2022	2021

	(EUR’000)
Revenue from external customers
Commercial sale of products	1,888	—
Rendering of services	372	169
Sale of clinical supply	3,936	—
Licenses	632	577

Total revenue	6,828	746

Attributable to
Commercial customers	1,888	—
Collaboration partners and license agreements (1)	4,940	746

Total revenue	6,828	746

Specified by timing of recognition
Recognized over time	372	169
Recognized at a point in time	6,456	577

Total revenue	6,828	746

Specified by geographical location
Europe	135	—
North America	6,456	686
China	237	60

Total revenue	6,828	746

(1)	For the three months ended March 31, 2022 and 2021, “Total revenue” includes recognition of previously deferred revenue/internal profit from associate of €0.6 million and €0.6 million, respectively.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6—Segment Information
The Company is managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, no additional information on business segments or geographical areas is disclosed.
Note 7—Share-based Payment
As an incentive to the Executive Board, employees, members of the Board of Directors and select consultants, Ascendis Pharma A/S has established warrant programs and, since December 2021, a Restricted Stock Unit program (“RSU program”), which are equity-settled share-based payment transactions.
Share-based Compensation Costs
Share-based compensation costs are determined
using
the grant date fair value of warrants and Restricted Stock Units (“RSUs”) granted, and are recognized over the vesting period as research and development costs, selling, general and administrative expenses, or cost of sales. For the three months ended March 31, 2022 and 2021, share-based compensation costs recognized in the unaudited condensed consolidated interim statement of profit or loss was €20.0 million and €23.1 million, respectively.
Restricted Stock Unit Program
RSUs are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to the Executive Board, select employees and members of the Board of Directors
(“RSU-holders”)
in accordance with the Company’s Restricted Stock Unit Program adopted in December 2021. Further, RSUs may be granted to select consultants. One RSU represents a right for the
RSU-holder
to receive one ADS of Ascendis Pharma A/S upon vesting if the vesting conditions are met or waived by the Board of Directors at its discretion.
All RSUs are hedged by treasury shares that have been repurchased in the market. Upon vesting, the Company may at its sole discretion choose to make a cash settlement instead of delivering ADSs.
RSU Activity
The following table specifies the number of RSUs granted, and outstanding RSUs at March 31, 2022:

Total RSUs
Outstanding at January 1, 2022	148,148

Granted during the period	—
Settled during the period	—
Transferred during the period	—
Forfeited during the period	(1,338)

Outstanding at March 31, 2022	146,810

Specified by vesting date
December, 2022	48,937
December, 2023	48,937
December, 2024	48,936

Outstanding at March 31, 2022	146,810

The fair value of RSUs at the date of grant was €123.46 for the years ended December 31, 2021, which was the first date of granting RSUs.
Warrant program
Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to all employees, members of the Board of Directors and select consultants (“warrantholders”). Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of the Company’s ordinary shares at the time of grant as determined by the Board of Directors. Vested warrants may be exercised in two or four annual exercise periods.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Warrant Activity
The following table specifies the warrant activity during the three months ended March 31, 2022:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2022	7,085,073	80.30

Granted during the period	66,950	102.70
Exercised during the period	(20,709)	17.97
Forfeited during the period	(70,526)	119.20

Outstanding at March 31, 2022	7,060,788	80.31

Vested at March 31, 2022	4,248,774	55.53

The exercise prices of outstanding warrants under the Company’s warrant programs range from €6.48 to €145.5 depending on the grant dates.
Note 8—Share Capital
The share capital of Ascendis Pharma A/S consists of 56,958,391 fully paid shares at a nominal value of DKK 1, all in the same share class.
Note 9—Treasury Shares
The holding of treasury shares is specified below:

	Nominal values	Holding	Holding in % of total outstanding shares

	(EUR’000)	(Number)
Treasury shares
At January 1, 2022	21	154,837	0.27%
Acquired from third-parties	134	1,000,000	—

At March 31, 2022	155	1,154,837	2.03%

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 10 —Financial
Assets and Financial Liabilities
Financial assets and liabilities comprise the following:

	March 31, 2022	December 31, 2021

	(EUR’000)
Financial assets by category
Trade receivables	5,808	2,200
Other receivables (excluding VAT receivables)	8,093	12,276
Marketable securities	309,542	343,358
Cash and cash equivalents	755,643	446,267

Financial assets measured at amortized cost	1,079,086	804,101

Total financial assets	1,079,086	804,101

Classified in the statement of financial position
Non-current assets	88,309	109,369
Current assets	990,777	694,732

Total financial assets	1,079,086	804,101

	March 31, 2022	December 31, 2021

	(EUR’000)
Financial liabilities by category
Borrowings
Convertible senior notes	365,562	—
Lease liabilities	108,100	104,961
Trade payables and accrued expenses	70,683	59,417

Financial liabilities measured at amortized cost	544,345	164,378

Derivative liabilities	141,379	—

Financial liabilities measured at fair value through profit or loss	141,379	—

Total financial liabilities	685,724	164,378

Classified in the statement of financial position
Non-current liabilities	606,115	97,966
Current liabilities	79,609	66,412

Total financial liabilities	685,724	164,378

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Marketable Securities
Marketable securities are measured at amortized cost, and fair values are determined based on quoted market prices or for marketable securities with short-term and infrequent market trades on mathematical calculations applying observable inputs (Level 1 or 2 in the fair value hierarchy).
The composition of the portfolio is specified in the following table:

	March 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value

	(EUR’000)
Marketable securities
U.S. Government bonds	89,376	88,341	95,408	95,211
Commercial papers	—	—	2,207	2,207
Corporate bonds	200,806	199,189	226,771	226,379
Agency bonds	19,360	19,198	18,972	18,934

Total marketable securities	309,542	306,728	343,358	342,731

Classified based on maturity profiles
Non-current assets	86,487	84,909	107,561	107,175
Current assets	223,055	221,819	235,797	235,556

Total marketable securities	309,542	306,728	343,358	342,731

Specified by rate structure
Fixed rate	293,837	291,035	323,176	322,556
Floating rate	15,705	15,693	17,975	17,968
Zero-coupon	—	—	2,207	2,207

Total marketable securities	309,542	306,728	343,358	342,731

Specified by investment grade credit rating
High grade	127,447	126,100	144,307	144,030
Upper medium grade	179,921	178,472	196,909	196,566
Lower medium grade	2,174	2,156	2,142	2,135

Total marketable securities	309,542	306,728	343,358	342,731

The Company’s marketable securities are all denominated in U.S. Dollars. At March 31, 2022 and December 31, 2021, the portfolio had
a weighted average duration of 5.7 and 5.8 months for current positions, and 15.5 and 16.7 months for non-current
positions, respectively. At March 31, 2022 and December 31, 2021, the entire portfolio had
a weighted average duration of 8.4 months and 9.2 months, respectively.
All marketable securities have investment grade ratings, and accordingly, the risk from probability of default is low. The risk of expected credit loss over marketable securities has been considered, including the hypothetical impact arising from the probability of default which is considered in conjunction with the expected loss given default from securities with similar credit ratings and attributes. This assessment did not reveal a material expected credit loss, and accordingly, no provision for expected credit loss has been recognized.
Convertible Senior Notes
On March 29, 2022 (trade date, March 25, 2022) the Company issued an aggregate principal amount of $575.0 million of fixed rate 2.25% convertible senior notes (“convertible notes”). The net proceeds from the offering of the convertible notes were $557.9 million (€503.3 million), after deducting the initial purchasers’ discounts and commissions and estimated offering expenses. The convertible notes rank equally in right of payment with all of existing and future senior unsecured indebtedness. Unless earlier converted or redeemed the convertible notes will mature on April 1, 2028.
The convertible notes will accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2022. At any time before the close of business on the second scheduled trading day immediately before the maturity date, noteholders may convert their convertible notes at their option into the Company’s ordinary shares represented by ADSs, together, if applicable, with cash in lieu of any fractional ADS, at the then-applicable conversion rate. The initial conversion rate is 6.0118 ADSs per $1,000 principal amount of convertible notes, which represents an initial conversion price of $166.34 per ADS. The conversion rate and conversion price will be subject to customary adjustments upon the occurrence of certain events.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The convertible notes will be optionally redeemable, in whole or in part (subject to certain limitations), at the Company’s option at any time, and from time to time, on or after April 7, 2025, but only if the last reported sale price per ADS exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related optional redemption notice; and (ii) the trading day immediately before the date the Company sends such notice.
On March 31, 2022, the carrying amount of the convertible notes were €365.6 million, and the fair value was
approximately €379.8
million. Fair value cannot be
measured
based on quoted
prices
in active markets, or other observable input, and accordingly the fair value was estimated by using an estimated market rate for an equivalent non-convertible instrument, and by excluding transaction costs (Level 3 in the fair value hierarchy).
Derivative Liabilities
Derivative liabilities relate to foreign currency conversion options embedded in the convertible notes.
Fair value cannot be measured based on quoted prices in active markets, or other observable input, and accordingly, derivative liabilities are measured by use of valuation techniques in form of the Black-Scholes Option Pricing model (Level 3 in the fair value hierarchy). Fair value of the options is calculated, applying following assumptions: (1) conversion price; (2) own share price at the reporting date;
(3) maturity of the options; (4) a risk-free interest rate equaling the effective interest rate on a U.S. government bond with the same lifetime as the maturity of the options; (5) no payment of dividends;
and (6) an expected volatility using the Company’s own share price
(47.98 as of March 2022).
Derivative liabilities were recognized on March 25, 2022, at the initial fair value of €142.5 million. For the three months ended March 31, 2022, remeasurement gains recognized in the unaudited condensed consolidated interim statement of profit or loss was €1.1 million.
Sensitivity Analysis
On March 31, 2022, all other inputs and assumptions held
constant
, a 10% increase in
volatility
,
will increase the fair value of derivative liabilities by approximately €15.5 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10%
decrease in volatility indicates the opposite impact.
Similarly, on March 31, 2022, all other inputs and assumptions held constant, a 10% increase in the share price, will increase the fair value of derivative liabilities by approximately €23.6 million and indicates a decrease in profit or loss and equity before tax. Similarly, a 10% decrease in the share price indicates the opposite impact.
Maturity Analysis
Maturity analysis (on an undiscounted basis) for
non-derivative
financial liabilities recognized in the unaudited condensed consolidated statements of financial position at March 31, 2022 is specified below.

	< 1 year	1-5 years	>5 years	Total contractual cash-flows	Carrying amount

	(EUR’000)
March 31, 2022
Borrowings
Convertible senior notes	11,654	46,617	529,626	587,897	365,562
Lease liabilities	9,079	53,620	66,995	129,694	108,100
Trade payables and accrued expenses	70,683	—	—	70,683	70,683

Total financial liabilities	91,416	100,237	596,621	788,274	544,345

Note 11—Subsequent Events
No events have occurred after the reporting date that would influence the evaluation of these unaudited condensed consolidated interim financial statements.